

13030175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2013

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mantarax, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Park Avenue South, 15th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Duckfield — 212-632-7100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	New Jersey	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Duckfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantarax, LLC, as of December, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENELLY G JAMES
Notary Public - State of New York
No. 01JA6222773
Qualified in Queens County
My Commission Expires June 01, 2014 2/25/13

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mantarax, LLC
Table of Contents
December 31, 2012



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditor's Report

To the Board of Directors,
Mantarax, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Mantarax, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mantarax, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

February 14, 2013

Mantarax, LLC
Statement of Financial Condition
December 31, 2012

Assets

Current assets		
Cash	$	103,255
Accounts receivable, net of allowance for doubtful accounts of $14,153	$	20,738
	$	123,993

Liabilities and Partner's Capital

Current liabilities		
Accounts payable	$	667
Accrued Expenses	$	7,530
Total current liabilities	$	8,197
Member's capital	$	115,796
	$	123,993

The Notes to Financial Statements are an integral part of this statement.

1. Nature of Operations

Mantarax, LLC (the "Company") was organized in the State of Delaware and commenced operations on April 13, 2009. The Company became a broker-dealer on June 25, 2010, and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. ("FINRA"). Mantarax, LLC is a wholly owned subsidiary of Mantara, Inc. (the "Parent") Mantara, Inc is the developer and provider of Expressway, a high speed multi-asset trading platform hosted by Mantara, Inc. at its own data center in Jersey City, New Jersey. In May 2012, Mantara, Inc purchased UNX, LLC and their software, Catalyst. The Catalyst Portal offers an open-framework, customizable Execution Management System that provides broker-neutral access to global equity markets and supports single stock, pairs and portfolio trading capabilities. Clients can leverage trading algorithms and liquidity pools of a wide array of broker-dealers. The Company is registered as a Non-Execution Broker that permits Mantara, Inc., through the Company, to participate in the Trade Execution revenue streams received by executing broker dealers that are derived from the other flow process through Expressway.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records the related revenue and expenses on a trade-date basis. For the year ended December 31, 2012, the Company earned $140,880 in revenue. This revenue is generated on a per-share basis or minimum charge to customers trading on Mantara, Inc.'s platform, Catalyst. Each customer routes orders through Catalyst, which are captured in Back Office Software.

Accounts Receivable Policy
Receivables are unsecured obligations due from customers under terms requiring payments thirty days from the invoice date. The Company does not accrue interest on unpaid receivables. Invoices outstanding over 30 days are reviewed for delinquency. Once an invoice becomes delinquent, a formal collection letter is sent to the customer. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The Company has determined that an allowance for doubtful accounts of $14,153 was necessary at December 31, 2012.

Income Taxes
The Company is not subject to federal income taxes. All taxable income (loss) and tax credits are reported on the tax returns of the Parent company. The Parent has no open tax years subject to examination prior to December 31, 2009 and has not been subject to any significant income tax related penalties or interest for period presented in these financial statements. At December 31, 2012, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no penalties or interest for the year ended December 31, 2012.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2012, the Company had net capital of $95,058 which exceeded the required net capital of $5,000 by $90,058. At December 31, 2012, the Company's aggregate indebtedness to net capital ratio was 0.0455 to 1.

4. **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. **Related Party Transactions**

Mantarax, LLC is a wholly owned subsidiary of Mantara, Inc.. As of December 31, 2012, there was $330 due to Mantara, Inc.. In addition, the Company has an expense sharing agreement with the Parent which provides an allocation of certain expenses that are incurred by the Parent. Under the terms of the agreement, the Company has no obligation to compensate the Parent for any of these allocated costs and accordingly those costs are not reflected in these financial statements. For the year ended December 31, 2012, a separate schedule of those costs was maintained and reported total costs of $188,076 of allocated rent, salaries and other general and administrative expenses.

6. **Special Account for the Exclusive benefit of Customers**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions requires the Company to maintain a " Special Reserve Bank Account for the exclusive Benefit of Customers."

7. **Subsequent Events**

Management has evaluated subsequent events through the date the financial statements were available to be issued. On January 3, 2013, Mantarax, LLC was invoiced $75,000 for Discretionary Management Fees from the Parent. The invoice was paid by wire on January 3, 2013.